UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 2, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                   Form 40-F  o

This Form 6-K consists of the presentation materials related to the Fourth Quarter 2015 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS's clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, the transfer of the Asset Management business to a holding company and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks, and the extent to which such changes have the intended effects; (vii) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions; (x) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xi) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries of the Group to make loans or distributions of any kind, directly or indirectly, to UBS Group AG; (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance; and (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's fourth quarter 2015 earnings release, fourth quarter 2015 financial supplement and its Annual report on Form 20-F for the year ended 31 December 2014. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

© UBS 2016. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS

1

2015 – Strong results and execution

Net profit attributable to UBS Group AG shareholders up 79% YoY to CHF 6.2 billion

Strong financial performance

- Adjusted profit before tax more than doubled YoY to CHF 5.6 billion
- Adjusted return on tangible equity 13.7%, above FY15 target of around 10%
- FY15 diluted earnings per share CHF 1.64

Continued successful execution

- Strong business division performance and continued reduction of our risk profile
- Pro-active management of regulatory change, including the creation of UBS Switzerland AG
- Achieved Corporate Center net cost reduction of CHF 1.1 billion based on December 2015 run-rate vs. FY13

Strong results and capital position support increased capital returns

- Strong capital position: 14.5% Basel III CET1 capital ratio and 5.3% Swiss SRB leverage ratio
- Dividend per share to be proposed for the financial year 2015: CHF 0.60 ordinary and CHF 0.25 special

We continue executing our strategy to deliver long-term sustainable profit growth

UBS

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

2

The world's leading wealth management franchise

UBS is the world's largest and fastest growing wealth manager[1]

Invested assets
CHF trillion
+8% CAGR
WM
WMA
1.6
0.8
0.8
1.8
0.9
0.9
2.0
1.0
1.0
2.0
0.9
1.0
4Q12 4Q13 4Q14 4Q15
Operating income
CHF billion
+6% CAGR
12.9
7.0
5.9
14.1
7.6
6.5
14.9
7.9
7.0
15.4
8.0
7.4
FY12 FY13 FY14 FY15
Profit before tax
CHF billion
+11% CAGR
2.7
2.1
0.6
3.3
2.4
0.9
3.5
2.5
0.9
3.7
2.8
0.8
FY12 FY13 FY14 FY15

Superior long-term growth prospects and a unique global footprint

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Scorpio Partnership Global Private Banking Benchmark 2015, on reporting base currency basis for institutions with AuM >USD 500 billion

3

2015 – Strong progress in all our businesses

Improved performance in challenging market conditions

Wealth Management

Continued progress in book transformation with mandate penetration up 200 bps

24.4%
26.4%
2014
2015

Mandate penetration
% of invested assets

- Optimized resource utilization and continued high-quality inflows

Wealth Management Americas

Strong operating performance and improvement in NNM

10.0
21.4
2014
2015

Net new money
USD billion

- Continued prudent growth in lending book and record net interest income

Personal & Corporate Banking

Best PBT since 2010 despite significant interest rate headwinds and FX movements

1.6
1.7
2014
2015

PBT
CHF billion

- Record FY client acquisition (net new account openings)

Asset Management

PBT up 20%, improved efficiency with progress on strategic initiatives

0.5
0.6
2014
2015

PBT
CHF billion

- Restructuring global distribution organization and streamlining business portfolio

Investment Bank

Strong operating performance in volatile markets; leading position in core businesses

8.3
8.8
2014
2015

Revenues
CHF billion

- Named 2015 Bank of the Year by *International Financing Review*

UBS Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
4

Delivering attractive capital returns to our shareholders

Dividend per share to be proposed for FY15: CHF 0.60 ordinary and CHF 0.25 special dividend

Total capital return per share

CHF per share

0.85
0.25
0.60
0.75
0.25[1]
0.50
0.25
0.15
0.10
Special dividend
Ordinary dividend

Financial year	2011	2012	2013	2014	**2015**
CET1 ratio (fully applied)	~6.7%	~9.8%	12.8%	13.4%	**14.5%**

- Ordinary dividend reflects strong financial performance, special dividend reflects substantial 2015 deferred tax assets write-up
- We expect that dividends will be paid out of capital contribution reserves for the foreseeable future[2]
- Expected key dates for the dividend for FY15:
  - Annual General Meeting: 10 May 2016
  - Ex-dividend date: 12 May 2016
  - Record date: 13 May 2016
  - Payment date: 17 May 2016

We are committed to a total pay-out ratio of at least 50% of net profit[3]

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 One-time supplementary capital return paid out after the completion of the squeeze-out of minority shareholders of UBS AG as part of establishing UBS Group AG in 3Q15; 2 Dividends paid out of capital contribution reserves are not subject to the deduction of Swiss withholding tax. For US federal income tax purposes, we expect that the dividend will be paid out of current or accumulated profits; 3 Conditional on maintaining a fully applied Basel III CET1 capital ratio of at least 13% and at least 10% post-stress

UBS

5

4Q15 results

Net profit attributable to UBS Group AG shareholders of CHF 949 million

Group

Net profit attributable to UBS Group AG shareholders CHF 949 million, diluted EPS CHF 0.25

Adjusted return on tangible equity 11.4%

Reported profit before tax (PBT) CHF 234 million, adjusted PBT CHF 754 million

Basel III fully applied CET1 capital ratio 14.5% and Swiss SRB fully applied leverage ratio 5.3%

Business divisions[1]

Wealth Management: PBT CHF 505 million including provisions[2] of CHF 79 million; NNM outflows CHF 3.4 billion

- Resilient recurring income in challenging market conditions with very low levels of client activity

Wealth Management Americas: PBT USD 63 million including provisions[2] of USD 233 million; NNM USD 16.8 billion

- Strong NNM and record net interest income

Personal & Corporate Banking: PBT CHF 396 million

- Best fourth quarter PBT since 2011

Asset Management: PBT CHF 153 million; NNM outflows excluding money market CHF 8.9 billion

- PBT up 12% QoQ with positive operating leverage

Investment Bank: PBT CHF 223 million including annual UK bank levy charge of CHF 98 million

- Strong performance in FRC with revenues up 30% YoY; RWA CHF 63 billion and LRD CHF 268 billion

Corporate Center: Pre-tax loss of CHF 586 million

- Significant PBT improvement QoQ on lower provisions[2]

UBS

1 Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
2 Charges for provisions for litigation, regulatory and similar matters

6

UBS Group AG results (consolidated)

CHF million, except where indicated	FY14	FY15	4Q14	3Q15	4Q15
Total operating income	28,027	30,605	6,746	7,170	6,775
Total operating expenses	25,567	25,116	6,342	6,382	6,541
Profit before tax as reported	**2,461**	**5,489**	**404**	**788**	**234**
of which: own credit on financial liabilities designated at fair value	292	553	70	32	35
of which: gains on sales of real estate	44	378	20	0	0
of which: gains/(losses) on sale of subsidiaries and businesses	0	225	0	0	28
of which: gain from the partial sales of our investment in Markit	43	11	0	0	0
of which: gain related to our investment in the SIX Group	0	81	0	81	0
of which: net FX translation gains/(losses) from the disposal of subsidaries	0	88	0	(27)	115
of which: net losses related to the buyback of debt in a tender offer	0	(257)	0	0	(257)
of which: impairment of a financial investment available-for-sale	(48)	0	0	0	0
of which: net restructuring charges	(677)	(1,235)	(208)	(298)	(441)
of which: credit related to a change to retiree benefit plans in the US	41	21	8	21	0
of which: impairment of an intangible asset	0	(11)	0	0	0
Adjusted profit before tax	**2,766**	**5,635**	**514**	**979**	**754**
of which: provisions for litigation, regulatory and similar matters	(2,594)	(1,087)	(310)	(592)	(365)
of which: annual UK bank levy	(123)	(166)	(127)	0	(166)
Tax (expense)/benefit	1,180	898	515	1,295	715
Net profit attributable to preferred noteholders	142		31		
Net profit attributable non-controlling interests	32	183	29	14	1
Net profit attributable to UBS Group AG shareholders	**3,466**	**6,203**	**858**	**2,068**	**949**
Diluted EPS (CHF)	0.91	1.64	0.23	0.54	0.25
Return on tangible equity, adjusted (%)	8.6	13.7	8.6	19.5	11.4
Total book value per share (CHF)	13.94	14.75	13.94	14.41	14.75
Tangible book value per share (CHF)	12.14	13.00	12.14	12.69	13.00

UBS

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

7

Wealth Management

Resilient recurring income in challenging market conditions with low levels of client activity

Operating income
1,859 1,943 1,921 2,031 2,004 2,106 2,024 1,943 1,897
423 542 472 479 436 589 459 366 364
513 496 518 569 583 560 568 600 598
911 897 922 978 986 949 976 960 935
CHF million
Recurring income
77% 72% 75% 76% 78% 72% 76% 80% 81%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
1,348 1,285 1,528 1,264 1,311 1,250 1,255 1,245 1,393
555 480 517 507 557 482 492 513 536
159 185 412 133 149 109 126 121 251
633 620 600 624 605 658 638 612 606
CHF million
Services from other business divisions and Corporate Center
G&A[1] and other[2]
Personnel
Profit before tax
512 659 393[4] 767 694 856 769 698 505[4]
CHF million
C/I ratio
73% 66% 80% 62% 65% 59% 62% 64% 73%
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15

Operating income CHF 1,897 million

- **Transaction-based income** declined on lower client activity, mainly in APAC and emerging markets, largely offset by the previously announced CHF 45 million fee received for the shift of certain clients to Personal & Corporate Banking
- **Recurring net fee income** declined, mainly reflecting lower income due to the ongoing effects of cross-border outflows

Operating expenses CHF 1,393 million

- **Charges for services** increased, mainly due to higher charges from Group Technology
- **G&A expenses** increased and included CHF 79 million litigation provision charges[3], a CHF 13 million annual UK bank levy charge and a CHF 10 million charge related to the EU's Single Resolution Fund
- **Personnel expenses** declined, mainly due to lower expenses for variable compensation, partly offset by an expense for untaken vacation accruals

PBT CHF 505 million, 73% cost/income ratio

PBT CHF 584 million excluding provisions[3] of CHF 79 million, 69% cost/income ratio

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 General and administrative; 2 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets; 3 Charges for provisions for litigation, regulatory and similar matters; 4 Including charges for provisions for litigation, regulatory and similar matters of CHF 291 million in 2Q14 and CHF 79 million in 4Q15

8

Wealth Management

NNM reflecting client deleveraging, seasonal headwinds and strategic discipline

Net new money
Annualized growth rate
CHF billion

Invested assets
CHF billion

Loans
CHF billion

Margins
bps

2.7%
4.9%
4.8%
4.2%
1.2%
5.8%
3.5%
1.5%
(1.5%)
5.8
10.9
10.7
9.8
3.0
14.4
8.4
3.5
(3.4)
Adjusted NNM[1]
886
899
928
966
987
970
945
919
947
96.8
102.2
105.3
111.7
112.7
110.8
110.9
109.0
105.2
85
87
84
86
82
86
85
83
81
23
30
17
32
28
35
32
30
22
Gross margin
Net margin
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15

- **NNM outflows CHF 3.4 billion**, driven by emerging markets and Europe, partly offset by Asia Pacific and Switzerland

  NNM was seasonally low and impacted by continued client deleveraging, cross-border outflows, as well as effects from balance sheet management

- **Invested assets CHF 947 billion**, increased mainly due to CHF 21 billion market performance and CHF 14 billion currency translation effects
- **Mandate penetration 26.4%** vs. 27.0%, largely driven by cross-border outflows
- **Gross loans CHF 105.2 billion**, declined mainly due to client deleveraging
- **Net margin 22 bps**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Adjusted for outflows of CHF 6.6 billion in 2Q15 and CHF 3.3 billion in 3Q15 related to the WM balance sheet and capital optimization program

9

Wealth Management

Continued net inflows in APAC and Switzerland

Europe
Asia Pacific
Switzerland
Emerging markets
of which: UHNW
= Adjusted NNM¹
Net new money
Annualized growth rate
(1.7%) 3.3% 2.1% 0.8% (2.4%)
7.8% 12.2% 6.5% 1.8% 2.8%
0.2% 3.6% 5.4% 3.0% 0.5%
(0.5%) 3.6% 0.2% 1.3% (9.0%)
5.9% 8.1% 5.6% 3.2% 1.8%
CHF billion
(1.5) 3.0 1.8 0.7 (2.0)
5.0 8.2 4.5 1.2 1.8
0.1 1.6 2.4 1.3 0.2
(0.2) 1.5 0.1 0.5 (3.5)
7.1 10.1 7.1 4.0 2.2
Gross margin
bps
82 80 80 78 74
73 83 82 77 70
90 96 90 91 92
95 96 94 99 96
54 56 55 57 53
4Q14 1Q15 2Q15 3Q15 4Q15

31.12.15

	Europe	Asia Pacific	Switzerland	Emerging markets	of which: UHNW
Invested assets CHF billion	343	272	174	156	505
Client advisors FTE	1,367	1,092	771	705	728

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Based on the WM business area structure, refer to page 13 of the 4Q15 earnings release for more information; 1 Adjusted for outflows of CHF 6.6 billion in 2Q15 and CHF 3.3 billion in 3Q15 related to the WM balance sheet and capital optimization program

10

Wealth Management

Clear strategic priorities to drive growth and profitability

Strategic agenda

- **Investment engine and book transformation:** apply our global expertise across the entire client base
- **UHNW growth and HNW reinvigoration:** capitalize on our global market-leading position in UHNW, refocus and invest in HNW
- **Pricing:** implement pricing aligned with value proposition
- **Cost efficiency:** manage direct costs to stay within cost/income targets
- **Adapt our operating model:** efficiency, simplicity and digital innovation
- **Optimize resource utilization:** to meet overall Group objectives

Progress

Mandate penetration
% of invested assets

Cumulative NNM[1]
CHF billion

Recurring revenues
CHF million

PBT
CHF million

Due to customers
CHF billion

22.0%
24.4%
26.4%
36
70
93
5,628
5,949
6,146
2,425
2,511
2,828
189
191
172
FY13
FY14
FY15

2016 priorities

- **Leverage our industry-leading investment and advice capabilities**
- **Deploy a globally consistent distribution model**
- **Utilize scale benefits and streamline non-client facing functions**
- **Selectively invest in growth markets**
- **Refocus and invest in our HNW and affluent businesses**
- **Prudently manage financial resources to meet overall Group objectives**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Excludes outflows related to the WM balance sheet and capital optimization program in FY15

11

Wealth Management Americas

Strong operating performance with record net interest income

Operating income
1,851 1,865 1,898 1,919 1,924 1,901 1,947 1,931 1,874
476 472 464 441 448 432 425 381 376
276 250 261 276 280 277 301 311 326
1,088 1,119 1,163 1,197 1,187 1,186 1,217 1,231 1,160
USD million
Recurring income
73% 74% 75% 77% 76% 77% 78% 80% 79%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating expenses
1,567 1,582 1,652 1,651 1,691 1,608 1,717 1,644 1,810
301 283 300 288 306 284 291 275 263
132 153 166 165 167 140 227 172 362
1,134 1,146 1,186 1,198 1,218 1,185 1,199 1,198 1,185
USD million
Services from other business divisions and Corporate Center
G&A and other
Personnel
Profit before tax
283 284 246 267 233 293 231 287 63²
USD million
C/I ratio
84% 86% 87% 86% 88% 85% 88% 85% 97%
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15

Operating income USD 1,874 million

- **Transaction-based income** decreased on lower client activity
- **Net interest income** increased mainly due to higher interest rates and continued growth in loan and deposit balances
- **Recurring net fee income** reflected lower invested asset levels at the end of the previous quarter

Operating expenses USD 1,810 million

- **G&A expenses** increased, primarily due to USD 233 million charges for provisions for litigation, regulatory and similar matters and higher legal fees
- **Personnel expenses** declined, primarily reflecting lower compensable revenues and lower performance-based and variable compensation expenses

PBT USD 63 million, 97% cost/income ratio

PBT USD 296 million excluding provisions[1] of USD 233 million, 84% cost/income ratio

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Charges for provisions for litigation, regulatory and similar matters; 2 Including USD 233 million charges for provisions for litigation, regulatory and similar matters

12

Wealth Management Americas

Strong NNM USD 16.8 billion

Net new money
Annualized growth rate
2.1% 0.9% (1.0%) 1.9% 2.2% 1.9% (0.3%) 0.2% 6.8%
USD billion
4.9 2.1 (2.5) 4.9 5.5 4.8 (0.7) 0.5 16.8
Invested assets
USD billion
970 987 1,017 1,016 1,032 1,050 1,045 992 1,033
Loans
USD billion
39.1 39.6 41.7 43.3 44.6 45.5 47.3 47.5 48.7
Margins
bps
79 76 76 76 75 73 74 76 74
12 12 10 11 9 11 9 11 2
Gross margin
Net margin
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15

- **NNM USD 16.8 billion, 6.8% annualized growth rate**, with significant inflows from newly recruited advisors, as well as CHF 4.9 billion net inflows from advisors who have been with the firm for more than one year
- **Invested assets USD 1,033 billion** increased on positive market performance and strong NNM
- Managed accounts penetration 34%
- **Gross loans USD 48.7 billion**
- **Net margin 2 bps**

UBS Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

13

Wealth Management Americas

Industry-leading productivity per advisor for revenue and invested assets

Invested assets and FA productivity

Annualized revenue per FA (USD thousand)
Invested assets per FA (USD million)
Financial advisors (FTEs)
1,042 1,037 1,068 1,079 1,091 1,088 1,118 1,111 1,061
136 139 143 143 147 150 150 142 145
7,137 7,113 7,119 7,114 6,997 6,982 6,948 6,989 7,140
970 987 1,017 1,016 1,032 1,050 1,045 992 1,033
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15
Invested assets

Net interest income and lending

Net interest income (USD million)
Credit loss (expense)/recovery (USD million)
276 250 261 276 280 277 301 311 326
(9) 19 (2) (1) 0 0 0 (3) 0
39.1 39.6 41.7 43.3 44.6 45.5 47.3 47.5 48.7
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15
Loans, gross

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

14

Personal & Corporate Banking

Best fourth-quarter PBT since 2011

Operating income

CHF million
931 932 938 958 913 979 952 964 915
256 234 247 267 273 284 241 238 196
540 523 541 563 557 568 560 566 576
127 144 138 140 133 134 135 136 139
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery

Operating income CHF 915 million

- **Transaction-based income** declined, mainly due to the previously announced CHF 45 million fee paid for the shift of certain clients from Wealth Management
- **Net interest income** increased, reflecting higher allocated income from Corporate Center – Group ALM
- **Net credit loss expenses** increased to CHF 11 million, predominantly due to newly impaired positions

Operating expenses

CHF million
587 532 571 512 557 536 538 536 519
267 244 256 238 277 252 249 243 234
125 64 101 55 91 57 68 81 75
195 224 214 219 190 225 221 213 211
Services from other business divisions and Corporate Center
G&A and other
Personnel

Operating expenses CHF 519 million

- **G&A expenses** declined, primarily driven by lower charitable donations
- **Personnel expenses** decreased, mainly reflecting lower expenses for variable compensation

Profit before tax

C/I ratio

CHF million
344 401 367 446 356 443 414 428 396
62% 58% 60% 52% 57% 54% 56% 56% 56%
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15

PBT CHF 396 million

- 56% cost/income ratio
- Net interest margin 170 bps vs. 167 bps in 3Q15
- Annualized net new business volume growth for personal banking business 0.6% vs. 2.5 % in 3Q15, following the typical seasonal pattern

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

15

Personal & Corporate Banking

Continued success in Switzerland's leading franchise

Operating income
CHF million

3,756
3,741
3,811
FY13
FY14
FY15

Operating expenses
CHF million

2,244
2,171
2,130
FY13
FY14
FY15

Profit before tax
CHF million

+5% CAGR
1,512
1,570
1,681
FY13
FY14
FY15

Cost/income ratio
%

Target range 50-60%
59%
57%
55%
FY13
FY14
FY15

Net new business volume growth
Personal banking, %

Target range 1-4%
1.9%
2.3%
2.4%
FY13
FY14
FY15

Best Bank in Switzerland[1] for the fourth consecutive year

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Euromoney 2015

16

Asset Management

Solid performance – PBT CHF 153 million, up 12% QoQ

Operating income
CHF million
482 451 465 489 497 511 476 502 512
72 47 38 27 34 68 20 23 44
410 404 427 462 463 443 456 479 468
Performance fees
Net management fees
Operating expenses
CHF million
339 325 357 338 373 325 342 365 359
118 108 110 111 123 102 110 119 104
65 69 94 61 89 57 57 58 59
156 148 153 166 160 167 175 188 196
Services from other business divisions and Corporate Center
G&A and other
Personnel
Profit before tax
CHF million
143 126 107 151 124 186 134 137 153
C/I ratio
70% 72% 77% 69% 75% 64% 72% 73% 70%
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15
Net new money ex. MM
(4.6) 13.0 11.6 3.8 (5.8) 7.5 8.3 (7.6) (8.9)

Operating income CHF 512 million

- **Performance fees** increased, mainly in Traditional Investments and in Global Real Estate
- **Net management fees** decreased due to lower fees in Traditional Investments, O'Connor, Hedge Fund Solutions and Fund Services, partly offset by increased fees in Global Real Estate

Operating expenses CHF 359 million

- **Charges for services** decreased, reflecting lower charges from Group Technology and Group Operations
- **Personnel expenses** increased, mainly due to higher salary-related costs as a result of increased staffing levels excluding the effect of the sale of Alternative Fund Services (AFS)

PBT CHF 153 million

- 70% cost/income ratio
- Invested assets CHF 650 billion
- Net margin 10 bps vs. 9 bps in 3Q15
- Gross margin 32 bps vs. 31 bps in 3Q15

- NNM outflows excluding money market CHF 8.9 billion including CHF 15 billion of outflows, largely from lower-margin passive products, driven by client liquidity needs

UBS Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

17

Investment Bank

PBT CHF 223 million, strong performance in FRC with revenues up 30% YoY

Operating income

Operating expenses

Profit before tax

C/I ratio

CHF million
1,843
2,200
2,225
1,969
1,919
2,657
2,344
2,088
1,721
711 768 981 736 704 779 822 710 650
320 412 385 325 298 721 402 446 388
814 1,020 865 909 908 1,156 1,128 944 733
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
CHF million
1,474 1,641 1,677 3,190 1,643 1,821 1,727 1,474 1,498
585 633 615 631 679 615 620 595 611
298 160 186 1,866 469 201 167 181 326
591 848 876 693 495 1,006 940 699 562
Services from other business divisions and Corporate Center
G&A and other
Personnel
CHF million
369 559 548 (1,221)² 276 836 617 614 223
80% 75% 75% 162% 86% 69% 73% 70% 85%
4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15

Operating income CHF 1,721 million

- **CCS revenues** down 8% YoY reflecting a global decline in the market fee pool
- **ICS – FRC revenues** up 30% YoY driven by continued strong Macro and improved performance in Credit Flow
- **ICS – Equities revenues** down 19% YoY against a very strong comparable quarter, particularly in Derivatives
- **Net credit loss expenses** CHF 50 million, mainly related to the energy sector

Operating expenses CHF 1,498 million

- Operating expenses excluding litigation provision charges[1] were broadly unchanged YoY, despite a CHF 30 million increase in the annual UK bank levy to CHF 98 million

PBT CHF 223 million

- 85% cost/income ratio
- Annualized return on attributed equity 12%
- Basel III RWA CHF 63 billion
- LRD[3] CHF 268 billion

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Charges for provisions for litigation, regulatory and similar matters; 2 Including CHF 1,687 million in charges for provisions for litigation, regulatory and similar matters; 3 Calculated in accordance with Swiss SRB rules, from 31.12.15 onwards, these are fully aligned with BIS Basel III rules

18

Corporate Center

Non-core and Legacy Portfolio LRD below CHF 50 billion

Profit before tax

4Q14
1Q15
2Q15
3Q15
4Q15
(1,164)
(332)
(514)
(1,174)
(586)

Corporate Center total (CHF million)

Corporate Center results by unit (CHF million)

Services

	4Q14	1Q15	2Q15	3Q15	4Q15
Operating income	(6)	(4)	(41)	(38)	(54)
Operating expenses	255	218	212	217	272
o/w before allocations	*2,303*	*2,009*	*2,040*	*2,017*	*2,085*
o/w net allocations	*(2,048)*	*(1,791)*	*(1,827)*	*(1,800)*	*(1,814)*
Profit before tax	**(261)**	**(222)**	**(253)**	**(255)**	**(326)**

- **Operating expenses before allocations** increased, mainly due to vacation accruals and an increase in the depreciation of internally generated capitalized software, partly offset by lower marketing expenses

Group Asset and Liability Management

	4Q14	1Q15	2Q15	3Q15	4Q15
Operating income	(170)	87	(121)	(121)	48
o/w gross income	*161*	*376*	*70*	*86*	*237*
o/w net allocations	*(330)*	*(289)*	*(191)*	*(207)*	*(189)*
Operating expenses	6	(4)	7	(5)	(3)
Profit before tax	**(176)**	**91**	**(127)**	**(116)**	**51**

- **Gross income** increased mainly due to hedging activities, which included a gain of CHF 81 million on interest rate derivatives held to hedge high-quality liquid assets[1], compared with a loss of CHF 201 million in the prior quarter, reflecting an increase in US dollar interest rates

Non-core and Legacy Portfolio

	4Q14	1Q15	2Q15	3Q15	4Q15
Operating income	(376)	(41)	35	(126)	(71)
Operating expenses	350	160	167	677	241
Profit before tax	**(727)**	**(201)**	**(132)**	**(803)**	**(312)**
Personnel (FTEs)	137	125	101	82	77
LRD (CHF billion)[3]	93	84	70	59	46

- **Operating expenses** declined, predominantly as litigation provision charges[2] decreased by CHF 483 million to CHF 51 million, partly offset by a charge of CHF 50 million for the annual UK bank levy

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Assets hedged are held as available-for-sale, with unrealized fair value changes recorded in other comprehensive income within equity; 2 Charges for provisions for litigation, regulatory and similar matters; 3 Calculated in accordance with Swiss SRB rules, from 31.12.15 onwards, these are fully aligned with BIS Basel III rules

19

Corporate Center cost reductions

Continued net cost reduction progress

Cumulative annualized net cost reduction
CHF billion
CHF 2.1 billion
Achieved 48% of year-end 2017 target
1.0
September 2015 monthly annualized exit rate vs. FY13
CHF 2.1 billion
Achieved 52% of year-end 2017 target
1.1
December 2015 monthly annualized exit rate vs. FY13
= 2017 year-end exit rate target

- Achieved CHF 1.1 billion net cost reductions based on December 2015 annualized exit rate
- Improving our effectiveness and efficiency continues to be of highest priority for the Group

UBS Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
20

Corporate Center cost reductions

Gross savings of ~CHF 1.7 billion FY15 vs. FY13 have been partially offset by increased business demand and permanent regulatory costs

Corporate Center operating expenses before allocations[1]

CHF billion

10.3
Litigation provisions[2]
1.5
Temporary regulatory demand
0.2
Residual operating expenses[1,3]
8.6
of which: 0.2 permanent regulatory demand[4]
<0.1
(1.7)
0.4
0.4
9.1
0.6
0.7
7.8
of which: 0.5 permanent regulatory demand[4]
<0.1
(0.2)
7.6
FY13
FX
Gross savings
Increased business demand
Increased permanent regulatory demand in Corporate Center
FY15
FX
Incremental net cost reductions to exit rate
December 2015 annualized exit rate
1 + 2 = CHF 1.1 billion net cost reductions based on December 2015 annualized exit rate

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Sum of Corporate Center – Services operating expenses before allocations to business divisions, Corporate Center – Non-core and Legacy Portfolio operating expenses and Corporate Center – Group ALM operating expenses; 2 Charges for provisions for litigation, regulatory and similar matters; 3 Excluding litigation provisions and regulatory demand of temporary nature; 4 Additional ~CHF 0.1 billion regulatory demand of permanent nature recorded in business division operating expenses

UBS

21

Corporate Center cost reductions

Examples of cost reduction activities in progress[1]

Workforce & footprint

Approximate proportion of savings[2,3,4]

2015	2017
~75%	~55%

Improving cost efficiency by optimizing global workforce model and footprint

Share of FTEs in offshore and nearshore locations
% of total FTE

18%
18%
19%
20%
21%
22%
23%
25%
27%
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
Internal
External

Desk capacity created since 4Q14 in strategic locations
FTE thousands

0.6
1.9
1.1
1.8
0.5
0.6
0.1
0.5
Poland (Krakow, Wroclaw)
India (Pune)
US (Nashville)
China (Shanghai)
4Q15
4Q16 (estimate)

Organization & process optimization

~15%	~20%

Realizing cost synergies, simplifying our organization and creating centers of excellence

- **Single application delivery function within Group Technology:** converging multiple business-aligned functions
- **Integrated middle office:** converged and centralized multiple teams from across operations and finance
- **Reporting and analytics service:** one unit centralizing previously dispersed reporting functions within Corporate Center

Technology

~10%	~25%

Reducing costs and improving effectiveness

Technology infrastructure modernization

Upgrading our technology foundation and increasingly moving from multiple, dedicated hardware solutions to firm-wide, virtualized, 'as-a-service' offerings:

Infrastructure	Databases	End-user
Servers migrated: 26%	Databases migrated: 24%	FTEs using virtual desktops: ~7k

Application simplification

Modernization and re-engineering of the application portfolio to replace, reduce and simplify legacy systems; milestones achieved:

- **Wealth Management:** unified platform deployed in Germany in advance of APAC and European roll-out
- **ICS – FX, Rates and Credit:** initial deployment of target state cross-asset platform

We are taking continued action to improve effectiveness and efficiency

UBS

1 Corporate Center excluding Non-core and Legacy Portfolio; 2 Percentage of cumulative gross exit rate savings vs. FY13 as % of total for the three illustrated levers Workforce & footprint, Organization & process optimization and Technology; 3 Gross cost savings exclude, e.g., increased business demand and increased regulatory demand; 4 Examples of activities for each lever, e.g. Technology infrastructure modernization, are illustrative and non-exhaustive

22

Capital and leverage ratios

Strong capital position with 14.5% Basel III CET1 ratio and 5.3% Swiss SRB leverage ratio

Basel III CET1 capital ratio[1]

Swiss SRB, fully applied, CHF billion

13.7%
14.4%
14.3%
14.5%
10.0%
2019 requirement
1Q15
2Q15
3Q15
4Q15

	1Q15	2Q15	3Q15	4Q15
CET1 capital	29.6	30.3	30.9	30.0
RWA	216	210	216	208

Swiss SRB Leverage ratio

Fully applied, CHF billion

4.6%
4.7%
5.0%
5.3%
4.2%
2019 requirement
3.0%
3.2%
3.3%
3.3%
AT1 + T2
CET1
1Q15
2Q15
3Q15
4Q15

	1Q15	2Q15	3Q15	4Q15
Total capital	44.5	44.6	47.6	47.4
LRD[2]	977	944	946	898

Current Swiss SRB regulation[3]

UBS

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; 1 As of 31.12.15, our post-stress fully applied Basel III CET1 capital ratio exceeded 10%; 2 Calculated in accordance with Swiss SRB rules, from 31.12.15 onwards, these are fully aligned with BIS Basel III rules; 3 Numbers presented on this slide do not reflect the new capital requirements for Swiss systemically relevant banks as proposed by the Swiss Federal Council in October 2015

23

Continued focus on execution …

What we have delivered		Management priorities
✓	Execution of the transformation of UBS	Deliver our performance targets
✓	Made substantial progress in reducing costs and achieving operational efficiency	Improve effectiveness and efficiency
✓	Solidified position as the world's largest and fastest growing wealth manager[1]	Invest for growth

… to drive sustainable performance and returns to our shareholders

UBS

1 Scorpio Partnership Global Private Banking Benchmark 2015, on reporting base currency basis for institutions with AuM >USD 500 billion

24

Group and business division targets and expectations

Ranges for sustainable performance over the cycle[1]

Business divisions and Corporate Center

Division	Metric	Target / expectation	
Wealth Management	Net new money growth rate	3-5%	10-15% annual adjusted pre-tax profit growth for combined businesses through the cycle
	Adjusted cost/income ratio	55-65%	
Wealth Management Americas	Net new money growth rate	2-4%	
	Adjusted cost/income ratio	75-85%	
Personal & Corporate Banking	Net new business volume growth rate	1-4% (personal banking)	
	Net interest margin	140-180 bps	
	Adjusted cost/income ratio	50-60%	
Asset Management	Net new money growth rate	3-5% excluding money market flows	
	Adjusted cost/income ratio	60-70%	
	Adjusted annual pre-tax profit	CHF 1 billion in the medium term	
Investment Bank	Adjusted annual pre-tax RoAE	>15%	
	Adjusted cost/income ratio	70-80%	
	RWA (fully applied)	Expectation: around CHF 85 billion short/medium term	
	BIS Basel III LRD (fully applied)	Expectation: around CHF 325 billion short/medium term	
Corporate Center	Net cost reduction[2]	CHF 2.1 billion by 2017	
Group	Adjusted cost/income ratio	60-70%, expectation: 65-75% short/medium term	
	Adjusted return on tangible equity	>15%, expectation: approximately at 2015 level in 2016, approximately 15% in 2017 and >15% in 2018	
	Basel III CET1 ratio (fully applied)	at least 13%[3]	
	RWA (fully applied)	Expectation: around CHF 250 billion short/medium term	
	LRD (fully applied)	Expectation: around CHF 950 billion short/medium term	

UBS

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 11 of the 3Q15 financial report for details; 2 Measured by year-end exit rate vs. FY13 adjusted operating expenses, net of changes in charges for provisions for litigation, regulatory and similar matters, FX movements and changes in regulatory demand of temporary nature; 3 Our capital returns policy is also subject to maintaining a post-stress fully applied CET1 capital ratio of at least 10%

26

Capital requirements under draft proposal for revised Swiss SRB

Effective end-2019, with a transitional period starting 1.7.16

Gone concern
Going concern
14.3%
5.7%
8.6%
14.3% requirement subject to a potential reduction of up to 5.7%
High-trigger AT1
4.3%
CET1
10.0%
Capital ratio1
5.0%
2.0%
3.0%
1.5%
3.5%
5.0% requirement subject to potential reduction of up to 2.0%
Leverage ratio2

Gone concern capital (TLAC)

- Overall requirement mirrors the going concern requirement
- To be met with bail-in instruments (TLAC)
- Potential reduction of up to 2% leverage ratio (5.7% capital ratio) based on Group resilience and resolvability[3]

Going concern capital

- Overall size depends on total LRD and Swiss market share
- Maximum of 1.5% can be met with high-trigger AT1 capital instruments
- Grandfathering: all existing AT1 and T2 instruments recognized towards high-trigger AT1 capital at least until 2019[4,5]

Refer to slide 36 for details about Basel III numbers and FX rates in this presentation

1 In percent of RWA; 2 In percent of LRD; 3 The size of the rebate has not yet been determined; 4 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date; 5 T2 instruments can be counted towards going concern capital up to the earlier of the first call date or 31.12.19 (and after 31.12.19 towards gone concern capital up to the first call date)

UBS 27

Capital requirements under draft proposal for revised Swiss SRB

We will be compliant from the inception of the new requirements

UBS leverage capital ratio balances vs. revised Swiss SRB

UBS position as of 31.12.15[1]

Phase-in leverage ratio requirements[2]

Gone concern capital requirement is subject to a potential reduction of up to 2.0%

Gone concern
Going concern
Pro-forma: Public debt[4] issued out of UBS AG
Bail-in bonds
High-trigger AT1[5,6] incl. grandfathered low-trigger AT1 and low- and high-trigger T2
CET1 Fully applied
3.8%
0.6%
1.9%
3.3%
5.0%
3.5%
2.0%
3.0%
1.5%
3.5%
31.12.15
1.7.16
31.12.16
31.12.17
31.12.18
31.12.19

Meeting 2019 requirements

Gone concern (bail-in bonds)

- 0.6% (CHF 5.6 billion) existing UBS Group AG TLAC bonds[3]
- 3.8% (CHF 34.0 billion) UBS AG public debt[4] which we expect to replace upon maturity with UBS Group AG issuance of TLAC-eligible bonds by 31.12.19
- Requirement is subject to potential reduction of up to 2% based on improved resilience and resolvability

High-trigger AT1 capital[6]

- 1.9% (CHF 17.4 billion) comprising CHF 3.8 billion existing high-trigger AT1 capital and CHF 13.6 billion grandfathered instruments (low-trigger AT1 and low- and high-trigger T2 instruments)[5,7]
- We expect to build another ~CHF 1.5 billion in employee high-trigger AT1 DCCP capital by 31.12.19
- We expect to replace maturing grandfathered T2 with UBS Group AG issuance of high-trigger AT1

CET1 capital

- 3.3% (CHF 30.0 billion) CET1
- Incremental ~15 bps of CET1 leverage ratio via earnings accretion (~CHF 3 billion assuming CHF 950 billion LRD[8])

Refer to slide 36 for details about Basel III numbers and FX rates in this presentation

1 Based on 31.12.15 fully applied Swiss SRB LRD of CHF 898 billion and fully applied CET1 and AT1 capital including instruments subject to grandfathering rules; 2 Phase-in requirements in the chart are illustrative; 3 UBS Group AG senior unsecured debt expected to be TLAC-eligible; 4 Excluding structured notes; 5 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date and T2 instruments can be counted towards going concern capital up to the earliest of the first call date or 31.12.19 (and after 31.12.19 towards gone concern capital up to the first call date); 6 Going concern requirement can be met with a maximum of 1.5% high-trigger AT1 capital and any going concern-eligible capital above this limit can be counted towards the gone concern requirement; 7 Including CHF 6.6 billion low-trigger T2 with first call and maturity date after 31.12.19, which will qualify as gone concern capital after 31.12.19; 8 Per our short/medium term expectation

UBS

28

LRD: former Swiss SRB vs. new Swiss SRB

Swiss SRB rules for the calculation of LRD are fully aligned with BIS Basel III rules as of 31.12.15

Swiss SRB LRD
CHF billion
946
4
(14)
936
13
(18)
(13)
(10)
(8)
(1)
898
Swiss SRB (former) 3Q15
1 From 3-month avg. to spot
2 From (former) Swiss SRB to BIS
Swiss SRB (new) 30.9.15 = BIS spot
3 FX
4 On-balance sheet assets[1]
5 Securities financing transaction exposures
6 Derivative exposures
7 Off-balance sheet items
Other items
Swiss SRB (new) 31.12.15

Changes due to regulatory methodology

1. **From 3-month average to spot:** Change from 3-month average to spot
2. **Regulatory methodology:** Change due to the alignment of the calculation methodology to new Swiss SRB (BIS aligned) rules on a spot basis

Changes due to QoQ movements in Swiss SRB (new)

3. **FX:** mainly due to USD appreciation
4. **On-balance sheet assets[1]:** largely due to lower cash and balances at central banks, resulting from the repurchase of senior and subordinated debt and covered bonds as well as net maturities of short-term debt, partly offset by the issuance of long-term unsecured debt
5. **Securities financing transaction exposures:** mainly reflecting a reduced need for externally sourced collateral and client driven reductions, as well as a decrease in counterparty credit risk due to the consideration of incremental collateral
6. **Derivative exposures:** mainly reflecting the ongoing reduction activity in Corporate Center – Non-core and Legacy Portfolio, as well as client-driven reductions in notional volumes and fair value decreases in the Investment Bank
7. **Off-balance sheet items:** primarily driven by active portfolio management and the reassessment of forward starting transactions

UBS

Refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Excluding derivatives and securities financing transactions

29

Corporate Center – Non-core and Legacy Portfolio

Credit and market risk RWA down ~90% since 4Q12

RWA
CHF billion

Operational risk
Credit and market risk
103
14
88
36
19
16
36
20
16
32
20
12
32
20
12
31
21
10
4Q12
4Q14
1Q15
2Q15
3Q15
4Q15

LRD[1] and RWA by category
CHF billion, 31.12.15

Rates
Credit
Securitizations
APS/ARS
Muni swaps and options
Other
Operational risk
20.6
7.0
1.9
2.8
2.5
11.3
4.3
0.5
1.5
0.9
0.5
1.8
21.1
LRD CHF 46 billion
RWA CHF 31 billion

LRD[1]
CHF billion

~293[2]
93
84
70
59
46
4Q12
4Q14
1Q15
2Q15
3Q15
4Q15

LRD: natural decay[1,3]
CHF billion

~43
~34
~30
~27
4Q16
4Q17
4Q18
4Q19

UBS

Refer to slide 36 for details about Basel III numbers and FX rates in this presentation
1 Calculated in accordance with Swiss SRB rules, from 31.12.15 onwards, these are fully aligned with BIS Basel III rules; 2 Pro-forma estimate based on period-end balance; 3 Pro-forma estimate excluding any further unwind activity based on 31.12.15 data, assuming positions are held to maturity. LRD balances can vary materially due to market movements, changes in regulation, changes in margin requirements and other factors

30

Net tax benefit and deferred tax assets

4Q15 included net additional recognized deferred tax assets of CHF 794 million

4Q15 net tax benefit of CHF 715 million

CHF million

	3Q15	4Q15
Profit before tax (as reported)	**788**	**234**
Net deferred tax **benefit** with respect to net additional DTAs	(1,513)	(794)
Other net tax **expense** in respect of taxable profits	218	79
Net tax expense/(benefit)	**(1,295)**	**(715)**

Tax loss DTAs[1,2,3]

CHF billion, 31.12.15

Unrecognized
Recognized
18.4
7.1
14.9
6.6
0.2
0.2
0.3
2.3
1.0
Total
US
CH
UK
RoW

- 4Q15 net upward revaluation of recognized deferred tax assets of CHF 794 million, mainly related to the annual reassessment of our deferred tax assets, following the completion of our business planning process in 4Q15, as well as the recording of part of the net deferred tax benefit associated with the establishment of the US Intermediate Holding Company
- We currently expect to recognize additional net DTAs of approximately CHF 0.5 billion in 2H16, assuming no changes to planning assumptions

UBS

1 Refer to pages 75-76 of the 2014 annual report for more information; 2 As of 31.12.15, net DTAs recognized on UBS's balance sheet were CHF 12.8 billion, of which tax loss DTAs of CHF 7.1 billion and DTAs for temporary differences of CHF 5.7 billion; 3 Average unrecognized tax losses have an approximate remaining life of ~14 years in the US, ~2 years in Switzerland and an indefinite life in the UK

31

Oil and gas exposures

We are closely monitoring the sector given the potential negative effects of sustained low energy prices

Oil and gas net lending exposure[1] CHF billion

CHF 6.1 billion
Other regions
11%
North America
89%
By geography
CHF 6.1 billion
Other rating grades
48%
Investment grade
52%
By rating
CHF 6.1 billion
Services & Supply
7%
Integrated
7%
Refining
13%
Exploration & Production
32%
Midstream
41%
By segment

Services & Supply (CHF 0.4 billion): generally serving Exploration & Production companies, which are significantly reducing costs in response to lower energy prices

Integrated (CHF 0.5 billion): 100% of counterparties rated investment grade

Refining (CHF 0.8 billion): predominantly asset-based lending

Exploration & Production (CHF 2.0 billion): mainly US Reserve Based Loans where the borrowing base structure is closely tied to the value of proven reserves

Midstream (CHF 2.5 billion): infrastructure-like segment expected to be resilient to lower energy prices because transportation revenues are largely fee or volume based

UBS

1 As of 31.12.15, total net lending exposure to the oil and gas sector, predominantly recorded within the Investment Bank

32

Regional performance – 4Q15

CHF billion

		Americas		Asia Pacific		EMEA		Switzerland		Global[1]		Total	
		3Q15	4Q15	3Q15	4Q15	3Q15	4Q15	3Q15	4Q15	3Q15	4Q15	3Q15	4Q15
Operating income	WM	0.1	0.1	0.5	0.5	0.9	0.9	0.4	0.4	0.0	0.0	1.9	1.9
	WMA	1.9	1.9	-	-	-	-	-	-	-	-	1.9	1.9
	P&C	-	-	-	-	-	-	1.0	0.9	-	-	1.0	0.9
	AM	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.2	-	0.0	0.5	0.5
	IB	0.7	0.6	0.6	0.4	0.6	0.5	0.2	0.2	(0.0)	(0.0)	2.1	1.7
	CC	-	-	-	-	-	-	-	-	(0.3)	(0.1)	(0.3)	(0.1)
	Group	**2.9**	**2.8**	**1.2**	**1.0**	**1.6**	**1.5**	**1.7**	**1.6**	**(0.3)**	**(0.0)**	**7.1**	**6.9**
Operating expenses	WM	0.1	0.1	0.3	0.4	0.6	0.8	0.2	0.2	0.0	0.0	1.2	1.4
	WMA	1.6	1.8	-	-	-	-	-	-	-	-	1.6	1.8
	P&C	-	-	-	-	-	-	0.5	0.5	-	-	0.5	0.5
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	(0.0)	0.4	0.4
	IB	0.5	0.4	0.4	0.4	0.5	0.6	0.1	0.1	(0.0)	(0.0)	1.5	1.5
	CC	-	-	-	-	-	-	-	-	0.9	0.5	0.9	0.5
	Group	**2.3**	**2.5**	**0.8**	**0.8**	**1.2**	**1.4**	**1.0**	**0.9**	**0.9**	**0.5**	**6.1**	**6.1**
Profit before tax	WM	0.0	0.0	0.2	0.1	0.3	0.1	0.2	0.2	(0.0)	0.0	0.7	0.5
	WMA	0.3	0.1	-	-	-	-	-	-	-	-	0.3	0.1
	P&C	-	-	-	-	-	-	0.4	0.4	-	-	0.4	0.4
	AM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	(0.0)	0.0	0.1	0.2
	IB	0.2	0.1	0.2	0.0	0.1	(0.0)	0.1	0.1	0.0	0.0	0.6	0.2
	CC	-	-	-	-	-	-	-	-	(1.2)	(0.6)	(1.2)	(0.6)
	Group	**0.6**	**0.3**	**0.4**	**0.2**	**0.4**	**0.1**	**0.7**	**0.7**	**(1.2)**	**(0.5)**	**1.0**	**0.8**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refers to items managed globally

33

Regional performance – FY15

CHF billion

		Americas		Asia Pacific		EMEA		Switzerland		Global[1]		Total	
		2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015
Operating income	WM	0.5	0.5	1.9	2.1	4.0	3.8	1.5	1.6	0.0	0.0	7.9	8.0
	WMA	7.0	7.4	-	-	-	-	-	-	-	-	7.0	7.4
	P&C	-	-	-	-	-	-	3.7	3.8	-	-	3.7	3.8
	AM	0.7	0.7	0.3	0.3	0.4	0.4	0.5	0.6	-	0.0	1.9	2.0
	IB	2.6	2.8	2.4	2.6	2.4	2.5	1.0	1.0	(0.1)	(0.1)	8.3	8.8
	CC	-	-	-	-	-	-	-	-	(1.2)	(0.4)	(1.2)	(0.4)
	Group	**10.7**	**11.3**	**4.6**	**5.0**	**6.8**	**6.7**	**6.8**	**7.0**	**(1.2)**	**(0.5)**	**27.7**	**29.5**
Operating expenses	WM	0.4	0.3	1.3	1.4	2.9	2.6	0.8	0.8	0.0	0.0	5.4	5.1
	WMA	6.1	6.5	-	-	-	-	-	-	-	-	6.1	6.5
	P&C	-	-	-	-	-	-	2.2	2.1	-	-	2.2	2.1
	AM	0.5	0.5	0.2	0.2	0.3	0.3	0.3	0.3	0.1	(0.0)	1.4	1.4
	IB	2.0	2.1	1.7	1.7	1.9	2.1	0.7	0.6	1.9	0.0	8.2	6.5
	CC	-	-	-	-	-	-	-	-	1.8	2.2	1.8	2.2
	Group	**8.9**	**9.5**	**3.2**	**3.3**	**5.1**	**5.1**	**4.0**	**3.9**	**3.8**	**2.2**	**24.9**	**23.9**
Profit before tax	WM	0.1	0.1	0.6	0.7	1.1	1.2	0.7	0.8	(0.0)	0.0	2.5	2.8
	WMA	0.9	0.8	-	-	-	-	-	-	-	-	0.9	0.8
	P&C	-	-	-	-	-	-	1.6	1.7	-	-	1.6	1.7
	AM	0.2	0.2	0.1	0.1	0.1	0.1	0.2	0.3	(0.1)	0.0	0.5	0.6
	IB	0.6	0.7	0.7	0.9	0.5	0.4	0.3	0.4	(2.0)	(0.1)	0.2	2.3
	CC	-	-	-	-	-	-	-	-	(2.9)	(2.6)	(2.9)	(2.6)
	Group	**1.8**	**1.8**	**1.5**	**1.7**	**1.7**	**1.6**	**2.8**	**3.2**	**(5.0)**	**(2.7)**	**2.8**	**5.6**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refers to items managed globally

34

Adjusted results

Adjusting items		FY14	FY15	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
CHF million												
Operating income as reported (Group)		**28,027**	**30,605**	**6,307**	**7,258**	**7,147**	**6,876**	**6,746**	**8,841**	**7,818**	**7,170**	**6,775**
of which:												
Gains/(losses) on sale of subsidiaries and businesses	WM		169						141	56		(28)
	AM		56									56
Gain related to our investment in the SIX Group	WM		15								15	
	P&C		66								66	
Gain from the partial sales of our investment in Markit	IB	43	11			43				11		
Impairment of a financial investment available-for-sale	IB	(48)					(48)					
Own credit on financial liabilities designated at FV	CC - Group ALM	292	553	(94)	88	72	61	70	226	259	32	35
Net FX translation gains/(losses) from the disposal of subsidiaries	CC - Group ALM		88								(27)	115
Gains on sales of real estate	CC - Services	44	378	61	23	1		20	378			
Net losses related to the buyback of debt in a tender offer	CC - Group ALM		(257)	(75)								(257)
Operating income adjusted (Group)		**27,696**	**29,526**	**6,415**	**7,147**	**7,031**	**6,863**	**6,656**	**8,096**	**7,492**	**7,084**	**6,854**
Operating expenses as reported (Group)		**25,567**	**25,116**	**5,858**	**5,865**	**5,929**	**7,430**	**6,342**	**6,134**	**6,059**	**6,382**	**6,541**
of which:												
Net restructuring charges	WM	185	323	41	40	38	60	48	46	69	74	133
	WMA	55	137	26	10	7	15	23	24	24	39	50
	P&C	64	101	12	15	13	20	16	16	17	28	41
	AM	50	82	13	4	2	5	39	18	4	23	38
	IB	261	396	89	124	27	50	60	70	66	118	143
	CC - Services	30	140	(7)	2	4	16	8	119	0	2	19
	CC - NCL[1]	31	56	24	9	(2)	10	14	11	13	15	17
Credit related to changes to retiree benefit plans in the US	WMA	(9)	(21)				(3)	(7)			(21)	
	AM	(8)					(8)					
	IB	(20)					(19)	(1)				
	CC - NCL[1]	(3)					(3)					
Impairment of an intangible asset	IB		11							11		
Operating expenses adjusted (Group)		**24,931**	**23,891**	**5,660**	**5,661**	**5,840**	**7,287**	**6,142**	**5,829**	**5,857**	**6,105**	**6,100**
Operating profit/(loss) before tax as reported		**2,461**	**5,489**	**449**	**1,393**	**1,218**	**(554)**	**404**	**2,708**	**1,759**	**788**	**234**
Operating profit/(loss) before tax adjusted		**2,766**	**5,635**	**755**	**1,486**	**1,191**	**(424)**	**514**	**2,268**	**1,635**	**979**	**754**

UBS

Adjusted numbers unless otherwise indicated, refer to slide 36 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to page 6 of the 4Q15 earnings release for an overview of adjusted numbers; 1 Non-core and Legacy Portfolio

35

Important information related to this presentation

Use of adjusted numbers

Unless otherwise indicated, "adjusted" figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to page 6 of the 4Q15 earnings release which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying indicative tax rates (i.e., 2% for own credit, 22% for other items, and with certain large items assessed on a case-by-case basis). Refer to page 7 of the 4Q15 financial supplement for more information.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are Swiss SRB Basel III numbers unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB rules, unless otherwise stated. From 31.12.15 onwards, these are fully aligned with BIS Basel III rules. Prior period figures are calculated in accordance with former Swiss SRB rules and are therefore not comparable.

Refer to the "Capital Management" section in the 4Q15 earnings release for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding

Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

UBS

36

UBS Fourth Quarter 2015 Earnings Call Remarks

February 2, 2016

Sergio P. Ermotti (Group CEO): Opening remarks

SLIDE 2 – 2015 – Strong results and execution

Thank you, Caroline. Good morning everyone.

2015 was another year of disciplined execution, where once again, we showed that we can deliver sound advice to clients and strong returns to our shareholders in a variety of market conditions.

For the full year, we reported a net profit attributable to shareholders of 6.2 billion Swiss francs, a 79% increase over 2014. Adjusted profit before tax more than doubled to 5.6 billion, and we delivered a return on tangible equity of almost 14%, above our 2015 target of about 10%. Diluted earnings per share totaled 1.64 francs.

As we expected, we were faced with exceptional levels of volatility, a challenging macroeconomic outlook, escalating geopolitical tensions and a continued deterioration in the risk appetite of our clients. It is no surprise that the turbulent markets continue to impact investor sentiment. And our clients' reluctance to remain fully invested has not changed. Our response is simple and consistent, we stay close to our clients, and maintain our strong risk discipline while carefully managing resources.

We made excellent progress meeting future regulatory requirements in 2015. We created UBS Switzerland AG, established our Group service company as a subsidiary of UBS Group AG, and we successfully issued our first TLAC and AT1 instruments from our holding company.

In addition, we delivered a net cost reduction in the Corporate Center of 1.1 billion francs compared to the full year 2013. While we are slightly behind schedule on cost reduction, we are picking up the pace of execution and I am confident we can deliver on our 2.1 billion net cost reduction target by the end of next year as previously communicated.

In Non-core and Legacy Portfolio, we continued to successfully reduce resource utilization by taking down risk-weighted assets by 14% and LRD by 47 billion.

Maintaining a strong capital position remains a key competitive advantage for UBS, and we continue to have the best Basel 3 CET1 basis among large global banks, with a fully applied CET1 ratio of 14.5%. Our fully applied Swiss SRB leverage ratio increased to 5.3%, and we believe we are well positioned to comply with future Swiss TBTF requirements.

As a consequence of our strong financial performance last year, and in line with our capital returns policy, the Board of Directors intends to propose for shareholder approval, an ordinary dividend of 60 Rappen per share, up 20% compared to 2014 and a special dividend of 25 Rappen per share.

SLIDE 3 – The world's leading wealth management franchise

UBS is the world's largest wealth manager and the only large-scale player with a truly global wealth management franchise at the center of its strategy.

Our wealth management businesses' number one focus is to stay close to its clients and guide them in achieving their wealth objectives, and we lead the industry in doing this. In better markets the businesses puts clients' money to work, and that happened in the first half of the year. In more challenging markets, they advise clients to ensure they remain positioned to achieve their long term objectives, including reducing risk when appropriate.

In the past three years, we have grown invested assets in our wealth management businesses at 8% per year on average, due both to strong markets and significant net new money, taking our invested asset base to around 2 trillion francs.

Most importantly, profits have grown at nearly twice the rate of revenue, which is a testament to the success of our strategic initiatives to grow higher margin products and services like our banking, lending and mandate offerings, as well as careful management of pricing and good cost control.

While markets have not been kind so far this year, as the world's leading wealth manager, we will not be distracted from our objective to deliver 10-15% annual adjusted pre-tax profit growth in these businesses over the cycle.

SLIDE 4 - 2015 – Strong progress in all our businesses

All of our business divisions delivered strong results in 2015.

Wealth Management delivered its highest adjusted pre-tax profit since 2008, and also made good progress on one of its most critical strategic objectives, growing mandate penetration by 200 basis points. Net new money was solid in aggregate, despite the effects of our balance sheet optimization exercise and elevated client deleveraging. We remain focused on attracting high quality assets, which will drive long term growth rather than short term headlines. That means we are seeking assets that will be invested over time and accretive to our results.

Wealth Management Americas delivered record operating income and record net interest income, as we saw continued growth in our banking and lending products. Net new money was driven by advisors who have been with the firm for over a year and by very strong recruiting in the fourth quarter.

Personal & Corporate Banking recorded another excellent performance, posting its best full year pre-tax profit since 2010 and attracting a record number of new clients, while managing significant interest-rate headwinds.

Asset Management progressed towards its medium-term goal, growing pre-tax profit by 20% compared with 2014. In the second half, net new money was affected by money market outflows and material withdrawals by institutional clients to support their liquidity needs. While overall net new money for the year was negative, the inflows we saw were materially higher in margin, and thus we expect a positive net effect on our revenues in 2016, another example where quality is much more important to us than quantity.

Our Investment Bank delivered an adjusted return on attributed equity of 31%, substantially above its target of greater than 15%. The IB achieved excellent financial returns and stayed close to its institutional and corporate clients, helping them to manage through volatile markets.

We saw strong growth in revenues in FRC and Equities, with continued efficient and disciplined resource utilization, in line with client activity levels. We advised on several of the year's landmark transactions, including the two deals named "Equity Issues of the Year" by IFR. UBS acted as joint bookrunner on the Santander capital increase and in North America, we were sole global coordinator and lead left bookrunner on the 1 billion dollar listing of Ferrari.

For the first time ever, International Financing Review named the Investment Bank "Bank of the Year", highlighting the recognition our innovative and sustainable operating model has attracted from the industry. This is yet another example of the remarkable turnaround of our investment bank.  A few years ago it would have been inconceivable for UBS to win an award like this, and it is a credit to our employees and our clients who allowed us to deliver such an achievement.

Slide 5 - Delivering attractive returns to our shareholders

As I mentioned earlier, our Board intends to recommend an ordinary dividend of 60 Rappen per share and a special dividend of 25 Rappen per share, which will be paid in May following approval at our AGM. We will pay the ordinary dividend as a reflection of our strong operating performance, while the special dividend reflects the substantial upward revaluation of our deferred tax assets in 2015.

Going forward, we remain committed to our policy of returning at least 50% of net profits to shareholders. Although it's still very early in the year, our aim is to continue to grow our ordinary dividend, while building the capital needed to address regulatory requirements and to support our growth.

I would like to add a few comments about our fourth quarter results before I hand over to Kirt.

SLIDE 6 – 4Q15 results

The last quarter of 2015 was the most challenging we have experienced in several years and the risk-off sentiment among our clients intensified. Having said that, one can't overlook that on an adjusted basis, fourth quarter results were up 47% to 754 million. No matter how you look at it, risk aversion is still very high. Clients know they should invest more, but cash helps them sleep better at night.  And while the long-term outlook remains sound, they are questioning the predictability of tomorrow.

Underlying results in WMA, Personal and Corporate and Asset Management were strong, while our largest businesses were most affected by market volatility and client risk aversion. Despite this, we were not tempted to deploy more risk or buy unprofitable net new money to flatter our results.  Instead we stayed close to our clients, took risk off and continue to focus on our efficiency measures. Driving sustainable performance and growth are our main priorities, and, as in the past, short term vagaries of the market will not distract us from our goals.

Kirt Gardner: speaker notes for 4Q15 results, 2 February 2016

Thank you, Sergio.  Good morning everyone.

Slide 7 - UBS Group AG results (consolidated)

My commentary will reference adjusted results unless otherwise stated.

This quarter, we excluded 28 million Swiss francs of net gains and a 115 million net foreign currency translation gain from the sales of subsidiaries and businesses, an own credit gain of 35 million, a charge of 257 million for a debt buyback, and net restructuring charges of 441 million.

Reported net profit attributable to UBS Group AG shareholders was 949 million, up 11% year-over-year, and profit before tax was 754 million, up 47% year-over-year. We had a reported net tax benefit of 715 million, which included a 794 million benefit with respect to DTAs, partially offset by current tax expenses.

The annualized return on tangible equity was 11.4% for the quarter.

Slide 8 - Wealth Management

Wealth Management performance reflected very challenging market conditions, with the lowest client activity levels seen since the financial crisis.

Profit before tax was 505 million, and included 79 million in charges for provisions for litigation, regulatory and similar matters. Excluding these charges, profit before tax was 584 million.

Operating income was 1.9 billion, down 2% sequentially, driven by lower recurring net fee income, mainly due to the ongoing effects of cross-border outflows.

Net interest income was stable, as higher revenues from deposits were more than offset by lower lending revenues, reflecting deleveraging and disciplined lending practices.

Transaction-based income was 364 million and included a 45 million fee received from Personal & Corporate Banking. Excluding this fee, transaction-based income decreased on significantly lower client activity, primarily in Asia Pacific and emerging markets.

Operating expenses increased to 1.4 billion, largely due to provisions, as well as the annual UK bank levy and other regulatory charges, which totaled 102 million.

In addition, allocations from Corporate Center increased, due to higher charges from Group Technology, as we continued to invest in our platform.

Slide 9 - Wealth Management

Net new money outflows of 3.4 billion reflects both the challenging environment and wealth management's consistent disciplined approach to managing its business.  Net outflows were driven by continued deleveraging, as clients reduced risk in response to extreme uncertainty, as well as cross-border outflows, and proactive and disciplined balance sheet management.

Invested assets increased to 947 billion, on positive market performance and currency effects.

Mandate penetration decreased by 60 basis points to 26.4%, largely driven by cross-border outflows.

Monthly gross margin was 79 basis points in October, decreasing to 77 basis points in November, and picked up slightly to 82 basis points in December.

For the last two quarters, gross margin from transaction-based revenues has been 16 basis points, the lowest since the crisis, while margins from recurring net fees and net interest income have held up.

Slide 10 - Wealth Management

Net new money was positive in APAC, despite continued client deleveraging, and together with net inflows in Switzerland was more than offset by net outflows in emerging markets and Europe.

We expect to meet our 3-5% net new money growth target while absorbing cross-border related outflows and maintaining our quality standards.

Slide 11 - Wealth Management

Despite a challenging quarter, the trends over the past three years underline the business's success in delivering its strategic agenda.

Since the end of 2013, mandate penetration has increased by 440 basis points to 26.4%, and we continue to strive to increase this further to 40%.

The business has attracted nearly 100 billion in adjusted net new money over the past three years, which is more than double the prior three year period. This strong performance was driven by our ultra high net worth segment. We'll build on this success, and look to capture additional growth opportunities, particularly in high net worth.

Pricing discipline has added almost 300 million to annual revenues over the last two years, helping offset the effects of cross-border outflows.

Growth in top line revenues has been complemented by successful management of costs, and we have met our cost/income ratio target for the last three years.

The balance sheet and capital optimization program resulted in a 9 billion reduction in LRD.

Looking ahead, we see additional opportunity to improve both our client offering and our efficiency. We intend to further optimize the delivery of content, by deploying a globally consistent distribution model to capture synergies, as we believe this provides the most value for our clients and shareholders. We will also focus on capitalizing on our scale benefits, by streamlining non-client facing functions.

We are investing in select growth markets and remain committed to a balanced onshore and offshore model.

And, we will continue to optimize our financial resource usage and focus on net new money quality to drive growth.

Slide 12 - Wealth Management Americas

UBS is the only wealth management franchise that is truly global, which benefits both clients and shareholders. These benefits were evident in the fourth quarter, as US markets were less challenged than the rest of the world, and WMA delivered excellent underlying results, with record net interest income and 16.8 billion dollars of net new money.

Profit before tax was 63 million, and included 233 million of litigation provisions. Excluding these charges, PBT was nearly 300 million.

Operating income decreased by 3% as recurring net fee income was impacted by lower invested assets at the end of the prior quarter, and as transaction-based income decreased on lower client activity. This more than offset higher net interest income, which increased by 5% to a record 326 million, as lending and deposit volumes continued to grow.

Excluding provisions, operating expenses decreased on lower personnel costs and charges from other business divisions and Corporate Center.

Slide 13 - Wealth Management Americas

Net new money was 16.8 billion, a 6.8% annualized growth rate, mainly reflecting significant inflows from newly recruited experienced advisors, as well as 4.9 billion from advisors who have been with the firm for more than one year.

Invested assets increased by 4% to over a trillion dollars. Managed account assets were up 3% to 351 billion, and were 34% of total invested assets.

Slide 14 - Wealth Management Americas

Annualized revenue per FA remained industry-leading. We had a very successful recruiting quarter, increasing the number of FAs by 151, with 76% of recruits ranked in the top two quintiles.

Loan balances continued to grow, increasing by 3%.

Slide 15 – Personal & Corporate Banking

Personal and Corporate Banking delivered a profit before tax of 396 million, its strongest fourth quarter since 2011.

Operating income was 915 million, down 5% as higher net interest income was more than offset by lower transaction-based income, which included the 45 million client shift fee paid from P&C to WM.

Net credit loss expense remained at historically low levels.

Operating expenses decreased by 3%, and the cost/income ratio was stable at 56%, comfortably within our target range.

Annualized net new business volume growth for our personal banking business was seasonally slower at 0.6%.

Slide 16 – Personal & Corporate Banking

Personal & Corporate Banking closed another very strong year, further enhancing our leadership position in Switzerland. We were recognized as the "Best Bank in Switzerland" by Euromoney for the fourth consecutive year.

We achieved the highest level of full-year profit before tax since 2010, as we successfully offset headwinds with management actions to drive revenues, reduce costs, and increase new business volume growth in our Personal Banking business. Our Swiss franchise is an integral part of our business portfolio, and it underpins the strength of our global brand.

Slide 17 - Asset Management

Asset Management delivered a solid quarter, with profit before tax up 12%.

Operating income was up 2%, on higher performance fees, mainly in Traditional Investments and Global Real Estate.

Net management fees decreased by 2%, as higher fees in Global Real Estate were more than offset by lower fees in other segments.

Net new money outflows excluding money markets was 8.9 billion, driven by a small number of institutional clients with liquidity needs. Excluding these outflows, net new money was over 6 billion.

Slide 18 - Investment Bank

The Investment Bank delivered a profit before tax of 223 million, which included a 98 million charge for the annual UK bank levy.

As clients were less active, the business demonstrated disciplined resource utilization, with balance sheet, RWA and average VaR decreasing quarter-over-quarter and year-over-year.

FX, Rates and Credit performance was strong, as revenues increased by 30% year-over-year, on a strong result in Flow Rates and Macro options and improved performance in Credit Flow.

In Equities, revenues were down 19% year-over-year from a strong fourth quarter 2014. The decrease was largely driven by derivatives, as we saw lower client activity and a challenging trading environment for structured products, particularly in Asia Pacific and EMEA, where we have a significant presence. This, along with lower revenues in Cash, more than offset a strong performance from Financing Services, which delivered its best fourth quarter performance in the last five years.

Corporate Client Solutions delivered 650 million in revenues, down 8% year-over-year, less than the decline in the global fee pool. Revenues in ECM were down from a strong fourth quarter last year. In Advisory, revenues were down, but to a lesser extent than the market fee pool, while DCM revenues were relatively flat.

Net credit loss expense was 50 million and mainly related to the energy sector.  As of year-end, our total net lending exposure to the oil and gas sector was 6.1 billion, predominantly in North America. The majority of this exposure was investment grade, and about half of this exposure was to the integrated and mid-stream segments that we expect are less affected by the currently low energy price levels. Exposures potentially vulnerable to low energy prices are closely monitored and macro hedges are in place. Nevertheless, a sustained period of depressed energy prices could result in increased credit loss expense for this sub-segment of our portfolio.

Operating expenses decreased 9% year-over-year to 1.5 billion, driven by lower G&A expenses, primarily reflecting lower litigation provisions.

Slide 19 - Corporate Center

Profit before tax in Corporate Center Services was negative 326 million, down 71 million, as full-year costs incurred by Corporate Center – Services exceeded the cost allocations to the business divisions and Non-core and Legacy Portfolio.

Expenses before allocations increased, mainly due to vacation accruals and higher depreciation charges.

Profit before tax in Group ALM was 51 million, compared with negative 116 million in the prior quarter. We saw a gain of 81 million from interest rate derivatives used to hedge our high-quality liquid asset portfolio, compared with a loss of 201 million in the prior quarter.

Gross funding costs increased by 91 million to 292 million, mostly due to higher fair value gains on internal funding transactions in the prior quarter, but also higher costs following the recent issuances of AT1 instruments and TLAC-eligible debt.

We expect the bond buyback from December and 2016 maturities, to generate a benefit to funding costs of around 170 million in 2016.

Profit before tax in Non-core and Legacy Portfolio was negative 312 million. Operating income was negative 71 million, driven by losses from novation and unwind activities, as well as valuation losses on financial assets designated at fair value.

Operating expenses decreased by 436 million, as costs decreased mainly due to lower litigation provisions, partially offset by a 50 million charge for the annual UK bank levy.

The Non-core and Legacy Portfolio LRD was 46 billion, or 5% of the Group's total LRD. Excluding operational risk RWA, Non-core and Legacy portfolio RWA is down over 40% year-over-year to less than 10 billion.

Slide 20 - Corporate Center cost reductions

Delivering on our cost reduction initiatives continues to be one of our key priorities and is a top priority for me as Group CFO.

We achieved an additional 100 million of annualized net cost reduction in the Corporate Center during the quarter, bringing the total to 1.1 billion. Savings in the quarter were largely driven by lower personnel expenses in Group Operations.

Full-year restructuring charges were 1.2 billion. We still expect to incur the full three billion we've guided for between 2015 and 2017.

Slide 21 – Corporate Center cost reductions

We've encountered higher permanent regulatory costs and business demand, than was originally anticipated.

Over the past two years, we've generated 1.7 billion of gross saves, which have been partially offset by a 400 million increase related to higher permanent regulatory costs and a 400 million increase related to higher business demand. Despite these headwinds, we are fully committed to our net cost reduction targets. We currently expect to achieve 1.4 billion of net savings by around the middle of this year, and we continue to target 2.1 billion by year-end 2017.

Slide 22 – Corporate Center Services cost reductions

To deliver on our cost targets, we continue to focus our efforts on the strategic levers described in previous quarters. The majority of savings can be categorized into one of three areas: workforce and footprint, organization and process optimization, and technology.

Today, 27% of employees and contractors are in offshore or near shore locations, compared with 18% only two years ago. In addition to lower future personnel expenses, this is allowing us to realize efficiencies in high-cost real estate.

Through organization and process optimization, we look to increase effectiveness and efficiency by leveraging common capabilities and creating centralized functions. To give one example, we've created a Reporting and Analytics Services unit, adopting common reporting processes and leading edge technology to provide a better quality and lower-cost service to the business.

Within Group Technology, we continue to modernize our infrastructure and simplify our portfolio of applications.

For example, we are migrating databases and servers to shared internal cloud services, which are less costly to run, and more responsive to our business needs.

We are also rolling out our virtual desktop platform, which helps our employees to become more efficient, while also reducing costs. In time, the platform will also lead to reduced real estate costs as more of our employees can work flexibly, both in the office and from home.

We invested around 300 million in 2015 in our application portfolio to significantly reduce the number of applications, simplify and modernize our technology, and reduce operational risk.

The savings associated with our technology initiatives require more lead time, but by the completion of our program, we expect technology to contribute to a sizeable portion of our cost savings.

Slide 23 - Capital and leverage ratios

Our capital position improved from already strong levels, with our fully applied Basel III CET1 capital ratio increasing to 14.5% and a fully applied Swiss SRB leverage ratio at 5.3%.

Our CET1 capital ratio increased by 20 basis points as we reduced RWA by 9 billion, mainly reflecting book size reductions, partially offset by currency effects and methodology changes. This more than offset the impact of lower CET1 capital, which decreased as we accrued for dividends to shareholders and due to tax effects.

We issued 1.4 billion of TLAC eligible debt in the fourth quarter, which will contribute to the proposed gone-concern capital ratios. AT1 capital increased by 0.6 billion, mainly due to deferred contingent capital awards, to be granted to employees for the 2015 performance year.

Our fully applied BIS Basel III leverage ratio denominator was 898 billion, and we've provided further details on LRD movements in the appendix of this presentation.

From December 2015, the Swiss SRB LRD calculation is fully aligned to the BIS Basel III rules.

It is worthwhile highlighting that, given our balance sheet composition, our LRD is sensitive to foreign exchange as well as other market moves. For example, currently, a 1% appreciation of the US Dollar against the Swiss Franc would cause approximately a 4 billion increase in our LRD.

Thank you, and with that, I will now hand it back over to Sergio.

Sergio P. Ermotti (Group CEO): Closing remarks

CLOSING (SLIDE 24)

Thank you, Kirt. Before we open up for questions, I would like to close with a few remarks.

While dovish tones from the FED and ECB have helped stabilize markets in the last few days, uncertainties around energy prices and the outlook for China are still driving a very cautious sentiment.

We have begun a year that clearly looks very challenging, and our outlook remains in line with our previous guidance. So what does that mean for us? By focusing on our strengths, including capital and the clarity of our strategy, we believe we have the ability to gain share of wallet and market share.  We need to maintain our global perspective on the trends driving long term wealth accumulation. That is the reason we are keen to invest in those businesses and geographies that will sustain growth over the long-term. Opportunities exist, particularly in the US and Asia.

We must also keep our focus on execution, including our cost reduction program. Our goal is to deliver sustainable costs savings that improve our long-term effectiveness. As we do that, we will free up resources which enables us to selectively invest for growth.

Most importantly, in the current environment, staying close to our clients and delivering on our commitments remains paramount.

These factors will underpin our ability to deliver value to shareholders and I have every confidence in the future success of UBS.

Thank you. And now Kirt and I will take your questions.

This Form 6-K is hereby incorporated by reference into each of (1) the registration statement of UBS AG on Form F-3 (Registration Number 333-204908) and (2) the registration statements of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements; and also into (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather______

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  February 2, 2016